UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2008
Commission File Number: 001-31221
Total number of pages: 11

NTT DoCoMo, Inc.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Report filed on August 5, 2008 with the Director of the Kanto Local Finance Bureau of Japan pursuant to the Financial Instruments and Exchange Law of Japan
On August 5, 2008, the registrant filed its Quarterly Report with the Director of the Kanto Local Finance Bureau of Japan and provided it to the Tokyo Stock Exchange. This Quarterly Report was filed pursuant to the Financial Instruments and Exchange Law of Japan and contains, among other information, quarterly consolidated financial statements for the three months ended June 30, 2008 prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Material information in the report, other than the quarterly consolidated financial statements, has already been reported by the registrant in its press release dated July 30, 2008, a copy of which was submitted under cover of Form 6-K on July 31, 2008 by the registrant.
Attached is an English translation of the registrant’s quarterly consolidated financial statements for the three months ended June 30, 2008 prepared in accordance with U.S. GAAP.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.
Date: August 5, 2008	By:	/S/ OSAMU HIROKADO
Osamu Hirokado
Head of Investor Relations

NTT DOCOMO, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
JUNE 30, 2008 and MARCH 31, 2008

	Millions of yen
	(UNAUDITED)
	June 30, 2008	March 31, 2008
ASSETS
Current assets:
Cash and cash equivalents	¥487,047	¥646,905
Short-term investments	1,618	52,208
Accounts receivable	724,533	686,673
Allowance for doubtful accounts	(15,462)	(15,037)
Inventories	196,173	146,584
Deferred tax assets	79,928	108,037
Prepaid expenses and other current assets	167,850	142,410

Total current assets	1,641,687	1,767,780

Property, plant and equipment:
Wireless telecommunications equipment	5,391,939	5,346,486
Buildings and structures	800,383	797,904
Tools, furniture and fixtures	536,664	536,718
Land	198,988	198,958
Construction in progress	142,082	128,042
Accumulated depreciation and amortization	(4,246,911)	(4,173,501)

Total property, plant and equipment, net	2,823,145	2,834,607

Non-current investments and other assets:
Investments in affiliates	329,222	349,488
Marketable securities and other investments	177,997	187,361
Intangible assets, net	554,695	555,259
Goodwill	157,479	158,889
Other assets	255,538	234,047
Deferred tax assets	142,576	123,403

Total non-current investments and other assets	1,617,507	1,608,447

Total assets	¥6,082,339	¥6,210,834

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	¥64,346	¥75,662
Short-term borrowings	46	1,712
Accounts payable, trade	631,726	717,453
Accrued payroll	38,790	53,538
Accrued interest	1,211	710
Accrued income taxes	102,208	203,645
Other current liabilities	186,653	181,595

Total current liabilities	1,024,980	1,234,315

Long-term liabilities:
Long-term debt (exclusive of current portion)	461,460	401,090
Liability for employees’ retirement benefits	119,297	116,888
Other long-term liabilities	197,092	180,757

Total long-term liabilities	777,849	698,735

Total liabilities	1,802,829	1,933,050

Minority interests	1,550	1,288

Shareholders’ equity:
Common stock	949,680	949,680
Additional paid-in capital	948,571	948,571
Retained earnings	2,865,016	2,793,814
Accumulated other comprehensive income	(19,330)	410
Treasury stock, at cost	(465,977)	(415,979)

Total shareholders’ equity	4,277,960	4,276,496

Total liabilities, minority interests and shareholders’ equity	¥6,082,339	¥6,210,834

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
AND COMPREHENSIVE INCOME
THREE MONTHS ENDED JUNE 30, 2008

Millions of yen
(UNAUDITED)
Three months ended
June 30, 2008
Operating revenues:
Wireless services	¥977,464
Equipment sales	192,782
Total operating revenues	1,170,246

Operating expenses:
Cost of services (exclusive of items shown separately below)	203,615
Cost of equipment sold (exclusive of items shown separately below)	242,048
Depreciation and amortization	168,480
Selling, general and administrative	259,615
Total operating expenses	873,758

Operating income	296,488

Other income (expense):
Interest expense	(1,140)
Interest income	566
Other, net	(7,495)
Total other income (expense)	(8,069)

Income before income taxes, equity in net income of affiliates and minority interests	288,419

Income taxes:
Current	102,531
Deferred	15,467
Total income taxes	117,998

Income before equity in net income of affiliates and minority interests	170,421

Equity in net income of affiliates, net of applicable taxes	3,123
Minority interests	(35)

Net income	¥173,509

Other comprehensive income (loss):
Unrealized holding losses on available-for-sale securities, net of applicable taxes	(950)
Net revaluation of financial instruments, net of applicable taxes	(18)
Foreign currency translation adjustment, net of applicable taxes	(18,522)
Pension liability adjustment, net of applicable taxes	(250)

Comprehensive income	¥153,769

PER SHARE DATA
Weighted average common shares outstanding — Basic and diluted (shares)	42,504,235

Basic and diluted earnings per share (yen)	¥4,082.16

See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
THREE MONTHS ENDED JUNE 30, 2008

Millions of yen
(UNAUDITED)
Three months ended
June 30, 2008
Cash flows from operating activities:
Net income	¥173,509
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization	168,480
Deferred taxes	17,673
Loss on sale or disposal of property, plant and equipment	4,718
Equity in net income of affiliates	(5,288)
Minority interests	35
Changes in assets and liabilities:
(Increase) in accounts receivable	(37,828)
Increase in allowance for doubtful accounts	421
(Increase) in inventories	(49,510)
(Increase) in prepaid expenses and other current assets	(20,370)
(Decrease) in accounts payable, trade	(13,272)
(Decrease) in accrued income taxes	(101,437)
Increase in other current liabilities	4,619
Increase in liability for employees’ retirement benefits	2,409
Increase in other long-term liabilities	17,484
Other, net	(26,365)

Net cash provided by operating activities	135,278

Cash flows from investing activities:
Purchases of property, plant and equipment	(163,740)
Purchases of intangible and other assets	(72,033)
Purchases of non-current investments	(1,122)
Proceeds from sale of non-current investments	410
Purchases of short-term investments	(1,611)
Redemption of short-term investments	2,036
Proceeds from redemption of long-term bailment for consumption to a related party	50,000
Other, net	(4,386)

Net cash used in investing activities	(190,446)

Cash flows from financing activities:
Proceeds from long-term debt	79,944
Repayment of long-term debt	(27,767)
Repayment of short-term borrowings	(1,712)
Principal payments under capital lease obligations	(814)
Payments to acquire treasury stock	(49,998)
Dividends paid	(102,307)
Other, net	(3)

Net cash used in financing activities	(102,657)

Effect of exchange rate changes on cash and cash equivalents	(2,033)

Net increase (decrease) in cash and cash equivalents	(159,858)
Cash and cash equivalents at beginning of period	646,905

Cash and cash equivalents at end of period	¥487,047

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income taxes	¥18
Cash paid during the period for:
Interest, net of amount capitalized	638
Income taxes	203,606
See accompanying notes to consolidated financial statements.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.	Basis of Presentation:
The accompanying quarterly consolidated financial statements for the three months ended June 30, 2008 of NTT DoCoMo, Inc. and its subsidiaries (the “Company” or “DOCOMO”) were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Since DOCOMO’s American Depositary Shares were listed on the New York Stock Exchange in March 2002, DOCOMO has prepared its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the Securities Exchange Commission of the United States of America.
2.	Summary of significant accounting and reporting policies:
(1) Adoption of a new accounting standard—
Fair Value Measurements
Effective April 1, 2008, DOCOMO adopted the Financial Accounting Standards Board (“FASB”) Statement (“SFAS”) No. 157 “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. Although the definition of fair value retains the exchange price notion in earlier definitions of fair value, SFAS No. 157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market and emphasizes that fair value is a market-based measurement, rather than an entity-specific measurement. SFAS No. 157 also expands disclosures about the use of fair value to measure assets and liabilities subsequent to initial recognition through fair value hierarchy as a framework for measurement. The initial adoption of SFAS No. 157 did not have a material impact on DOCOMO’s results of operations and financial position. The disclosure required by SFAS No. 157 was omitted.
(2) Recent accounting pronouncements—
In December 2007, FASB issued SFAS No. 141 (revised 2007) “Business Combinations” (“SFAS No. 141R”). SFAS No. 141R requires an acquirer in a business combination to generally recognize and measure all the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at their fair values as of acquisition date. SFAS No. 141R also requires the acquirer to recognize and measure as goodwill the excess of consideration transferred plus the fair value of any noncontrolling interest in the acquiree at acquisition date over the fair value of the identifiable net assets acquired. The excess of the fair value of the identifiable net assets acquired over consideration transferred plus the fair value of any noncontrolling interest in the acquiree at acquisition date is required to be recognized and measured as a gain from a bargain purchase. SFAS No. 141R is effective for business combination transactions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The impact of the adoption of SFAS No. 141R will depend on future business combinations transactions.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In December 2007, FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No.51”. SFAS No. 160 requires noncontrolling interest held by parties other than the parent be clearly identified, labeled and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. SFAS No. 160 also requires changes in parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted as equity transactions. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008 and interim periods within those years. DOCOMO currently estimates that the impact of the adoption of SFAS No. 160 on its result of operations and financial position will be immaterial.
In March 2008, FASB issued SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities — an amendment of SFAS No. 133.” SFAS No. 161 requires entities with derivative instruments to disclose information that should enable financial statement users to understand how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008. DOCOMO is currently evaluating the impact of adoption of SFAS No. 161 on its results of operations and financial position.
(3) Reclassifications —
Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the presentation used for the three months ended June 30, 2008.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
3.	Shareholders’ equity:
Effective May 1, 2006, the Corporate Law of Japan provides that (i) dividends of earnings require approval at a general meeting of shareholders, (ii) interim cash dividends can be distributed upon the approval of the board of directors, if the Articles of Incorporation provide for such interim cash dividends and (iii) an amount equal to at least 10% of decrease in retained earnings by dividends payment be appropriated from retained earnings to a legal reserve up to 25% of capital stock. The legal reserve is available for distribution upon approval of the shareholders.
In the general meeting of shareholders held on June 20, 2008, the shareholders approved cash dividends of ¥102,307 million or ¥2,400 per share, payable to shareholders recorded as of March 31, 2008, which were declared by the board of directors on April 25, 2008. The source of dividends was “Retained Earnings”. DOCOMO started to pay the dividends on June 23, 2008.
Issued shares and Treasury stock —
The changes in the number of issued shares and treasury stock for the three months ended June 30, 2008 are summarized as follows, where fractional shares are rounded off:

	Number of	Number of
	issued shares	treasury stock
As of March 31, 2008	44,870,000	2,242,073

Acquisition of treasury stock based on the resolution by the general meeting of shareholders	—	311,322
Acquisition of fractional shares	—	1

As of June 30, 2008	44,870,000	2,553,396

DOCOMO had no issued shares other than share of its common stock.
In the general meeting of shareholders held on June 20, 2008, the shareholders approved a stock repurchase plan under which DOCOMO could repurchase up to 900,000 shares at an aggregate amount not to exceed ¥150,000 million during the year started June 21, 2008 in order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment.
In addition, DOCOMO repurchases its fractional shares.
Aggregate number and price of shares repurchased for the three months ended June 30, 2008 were as follows:

	Share/Millions of yen
	Three months ended June 30, 2008
Aggregate number of shares repurchased	311,323	shares
Aggregate price of shares repurchased	¥49,998

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Per share data —
Per share data is summarized as follows:

	Yen
	Three months ended
	June 30, 2008
Basic and diluted earnings per share	¥4,082.16

	Yen
	June 30, 2008	March 31, 2008
Shareholders’ equity per share	¥101,094.12	¥100,321.46
4.	Segment reporting:
From a resource allocation perspective, DOCOMO views itself as having two business segments. The mobile phone business segment includes FOMA services, mova services, packet communications services, satellite mobile communications services, international services and the equipment sales related to these services. The miscellaneous business segment includes credit services, wireless LAN services and other miscellaneous services, which in the aggregate are not significant in amount. DOCOMO terminated its PHS services on January 7, 2008.
DOCOMO identifies its reportable segments based on the nature of services included, as well as the characteristics of the telecommunications networks used to provide those services. DOCOMO’s management monitors and evaluates the performance of its segments based on the information that follows as derived from the Company’s management reports. Segment information is prepared in accordance with U.S. GAAP.
Segment information for the three months ended June 30, 2008 was as follows:

	Millions of yen
	Mobile phone	Miscellaneous
Three months ended June 30, 2008	business	businesses	Consolidated
Operating revenues	¥1,154,771	¥15,475	¥1,170,246
Operating expenses	853,756	20,002	873,758

Operating income (loss)	¥301,015	¥(4,527)	¥296,488

DOCOMO does not disclose geographical segments, since operating revenues generated outside Japan are immaterial.

NTT DOCOMO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
5.	Contingencies:
Litigation —
As of June 30, 2008, DOCOMO had no litigation or claims outstanding, pending or threatened against which in the opinion of management would have a materially adverse effect on its results of operations or financial position.
Guarantees —
DOCOMO applied FASB Interpretation (“FIN”) No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires that if a company issues or modifies a guarantee, the company must recognize an initial liability for the fair value of the obligations it has undertaken and must disclose that information in its financial statements.
DOCOMO enters into agreements in the normal course of business that provide guarantees for counterparties. These counterparties include subscribers, related parties, foreign wireless telecommunications service providers and other business partners. While the most of guarantees provided for subscribers relate to product defects of cellular phone handsets sold by DOCOMO, DOCOMO is provided with similar guarantees by the handset vendors. Though the guarantees or indemnifications provided in other transactions than with the subscribers are different in each contract, the likelihood of almost all of the performance of these guarantees or indemnifications are remote and amount of payments DOCOMO could be claimed for is not specified in almost all of the contracts. Historically, DOCOMO has not made any significant guarantee or indemnification payments under such agreements. DOCOMO estimates the estimated fair value of the obligations related to these agreements is not significant. Accordingly, no liabilities were recognized for these obligations as of June 30, 2008.
6.	Subsequent event:
There was no significant subsequent event to be disclosed.